                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (AMENDMENT NO. 1 )*
                                            ---

                                GRAVITY CO., LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE WON 500 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    38911N107
                     -------------------------------------
                                 (CUSIP Number)

                                   Eiji Deyama
                              Techno Groove, Inc.
                         Sunrise Shinjuku Bldg 8th Floor
                                 2-4-15, Ookubo
                               Shinjuku-ku, Tokyo
                                      Japan
                                 81-3-3232-1071
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 30, 2005
          ------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sections 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 38911N107                           13D              PAGE 1 OF 6 PAGES

--------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
        TECHNO GROOVE CO., LTD.
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [  ]
                                                                        (b) [  ]
--------------------------------------------------------------------------------
  3     SEC USE ONLY
--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS
        OO
--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)  [  ]
--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION
        JAPAN
--------------------------------------------------------------------------------
                    7   SOLE VOTING POWER
                        0
                    ------------------------------------------------------------
     NUMBER OF      8   SHARED VOTING POWER
      SHARES            3,649,619
   BENEFICIALLY     ------------------------------------------------------------
     OWNED BY       9   SOLE DISPOSITIVE POWER
       EACH             0
    REPORTING       ------------------------------------------------------------
      PERSON        10  SHARED DISPOSITIVE POWER
       WITH             3,649,619
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,649,619
--------------------------------------------------------------------------------
  12    CHECK BOX  IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES  [  ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        52.4%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON
        CO
--------------------------------------------------------------------------------

CUSIP NO. 38911N107                           13D              PAGE 2 OF 6 PAGES

--------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
        ASIAN GROOVE, INC.
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [  ]
                                                                        (b) [  ]
--------------------------------------------------------------------------------
  3     SEC USE ONLY
--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS
        OO
--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)  [  ]
--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION
        JAPAN
--------------------------------------------------------------------------------
                    7   SOLE VOTING POWER
                        0
                    ------------------------------------------------------------
    NUMBER OF       8   SHARED VOTING POWER
      SHARES            3,640,619
   BENEFICIALLY     ------------------------------------------------------------
     OWNED BY       9   SOLE DISPOSITIVE POWER
       EACH             0
    REPORTING       ------------------------------------------------------------
      PERSON        10  SHARED DISPOSITIVE POWER
       WITH             3,640,619
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       3,640,619
--------------------------------------------------------------------------------
  12   CHECK BOX  IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES  [  ]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       52.4%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
       CO
--------------------------------------------------------------------------------

CUSIP NO. 38911N107                           13D              PAGE 3 OF 6 PAGES

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
       TAIZO SON
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [  ]
                                                                        (b) [  ]
--------------------------------------------------------------------------------
  3    SEC USE ONLY
--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS
       OO
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) OR 2(e)  [  ]
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       KOREA
--------------------------------------------------------------------------------
                    7   SOLE VOTING POWER
                        0
                    ------------------------------------------------------------
    NUMBER OF       8   SHARED VOTING POWER
      SHARES            3,640,619
   BENEFICIALLY     ------------------------------------------------------------
     OWNED BY       9   SOLE DISPOSITIVE POWER
       EACH             0
    REPORTING       ------------------------------------------------------------
      PERSON        10  SHARED DISPOSITIVE POWER
       WITH             3,640,619
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       3,640,619
--------------------------------------------------------------------------------
  12   CHECK BOX  IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES  [  ]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       52.4%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
       IN
--------------------------------------------------------------------------------

CUSIP NO. 38911N107                           13D              PAGE 4 OF 6 PAGES

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
       EZER INC.
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [  ]
                                                                        (b) [  ]
--------------------------------------------------------------------------------
  3    SEC USE ONLY
--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS
       OO
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) OR 2(e)  [  ]
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       JAPAN
--------------------------------------------------------------------------------
                    7   SOLE VOTING POWER
                        0
                    ------------------------------------------------------------
    NUMBER OF       8   SHARED VOTING POWER
      SHARES            3,640,619
   BENEFICIALLY     ------------------------------------------------------------
     OWNED BY       9   SOLE DISPOSITIVE POWER
       EACH             0
    REPORTING       ------------------------------------------------------------
      PERSON        10  SHARED DISPOSITIVE POWER
       WITH             3,640,619
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       3,640,619
--------------------------------------------------------------------------------
  12   CHECK BOX  IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES  [  ]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       52.4%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
       CO
--------------------------------------------------------------------------------

CUSIP NO. 38911N107                           13D              PAGE 5 OF 6 PAGES

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
       NICHIEI RYU
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [  ]
                                                                        (b) [  ]
--------------------------------------------------------------------------------
  3    SEC USE ONLY
--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS
       OO
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) OR 2(e)  [  ]
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       KOREA
--------------------------------------------------------------------------------
                    7   SOLE VOTING POWER
                        0
                    ------------------------------------------------------------
    NUMBER OF       8   SHARED VOTING POWER
      SHARES            3,640,619
   BENEFICIALLY     ------------------------------------------------------------
     OWNED BY       9   SOLE DISPOSITIVE POWER
       EACH             0
    REPORTING       ------------------------------------------------------------
      PERSON        10  SHARED DISPOSITIVE POWER
       WITH             3,640,619
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       3,640,619
--------------------------------------------------------------------------------
  12   CHECK BOX  IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES  [  ]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       52.4%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
       IN
--------------------------------------------------------------------------------

CUSIP NO. 38911N107                           13D              PAGE 6 OF 6 PAGES

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
       MASAYOSHI SON
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [  ]
                                                                        (b) [  ]
--------------------------------------------------------------------------------
  3    SEC USE ONLY
--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS
       OO
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) OR 2(e)  [  ]
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       JAPAN
--------------------------------------------------------------------------------
                    7   SOLE VOTING POWER
                        0
                    ------------------------------------------------------------
    NUMBER OF       8   SHARED VOTING POWER
      SHARES            0
   BENEFICIALLY     ------------------------------------------------------------
     OWNED BY       9   SOLE DISPOSITIVE POWER
       EACH             0
    REPORTING       ------------------------------------------------------------
      PERSON        10  SHARED DISPOSITIVE POWER
       WITH             0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       0
--------------------------------------------------------------------------------
  12   CHECK BOX  IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES  [X]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       0%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
       IN
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER

This statement relates to the Common Stock, par value Won 500 per share (the "Common Stock") of Gravity Co., Ltd. (the "Company"). The principal executive offices of the Company are located at Shingu Building, 620-2 Shinsa-dong, Gangnam-gu, Seoul 135-894, Korea.


ITEM 2. IDENTITY AND BACKGROUND

This statement is filed by Techno Groove Co., Ltd. ("Techno Groove"), Asian Groove, Inc. ("Asian Groove"), Taizo Son, EZER Inc. ("EZER"), Nichiei Ryu and Masayoshi Son. Techno Groove, Asian Groove, Taizo Son, EZER, Nichiei Ryu and Masayoshi Son are collectively referred to as the "Reporting Persons."

Techno Groove, Asian Groove and EZER are all incorporated in Japan. The principal business of Asian Groove is investing in and managing technology-related businesses. The address of Asian Groove's principal business and office is Sunrise Shinjuku Bldg 8th Floor, 2-4-15, Ookubo, Shinjuku-ku, Tokyo, Japan, which is also the business address of Taizo Son. Taizo Son directly or indirectly owns 81.7% of the issued share capital of Asian Groove.

Techno Groove is a wholly-owned subsidiary of Asian Groove. Techno Groove had no significant assets or business at the time of entering into the transactions described herein. The address of Techno Groove's principal business and office is Sunrise Shinjuku Bldg 8th Floor, 2-4-15, Ookubo, Shinjuku-ku, Tokyo, Japan.

EZER had no significant assets or business at the time of entering into the transactions described herein. The address of EZER's principal business and office is 4-20-19, Minami-aoyama, Minato-ku, Tokyo, Japan. EZER and Techno Groove have entered into a contractual relationship known as a "tokumei kumiai", which is often used in Japan as a means of making and managing investments. A tokumei kumiai is generally considered to be similar to a limited partnership in the United States, except that the relationships of the parties are purely contractual. The tokumei kumiai has no separate legal existence under Japanese law, and therefore is not a Reporting Person under this Schedule 13D. Pursuant to the agreement (the "TK Agreement") governing the tokumei kumiai (the "TK"), EZER will serve as the "operator" of the TK, will own and control assets acquired in EZER's capacity as the operator of the TK and will distribute the proceeds of any such assets to Techo Groove as the "investor" of the TK. The TK will be operated under the trade name "Asian Star Fund". The TK Agreement is filed as Exhibit C to this Schedule 13D. Unless specified otherwise, references to "EZER" in this Schedule 13D refer to EZER acting in its capacity as operator of the TK.

Taizo Son and Nichiei Ryu are Korean citizens. Masayoshi Son is a Japanese citizen. Taizo Son's principal occupation is president and representative director of Asian Groove. Masayoshi Son's principal occupation is president and representative director of SOFTBANK Corp. ("SOFTBANK"). Masayoshi Son directly or indirectly owns 32.7% of the common stock of SOFTBANK. SOFTBANK owns all of the issued share capital of SOFTBANK BB Corp., which owns 44.6% of the common stock of GungHo Online Entertainment, Inc. ("GungHo"). Masayoshi Son is president and representative director, and Taizo Son is a director, of SOFTBANK BB Corp. Taizo Son and Masayoshi Son are brothers.

Nichiei Ryu's principal occupation is president and representative director of TechnoBlood Inc., and his principal business address is 8-14-24, Nishi-Shinjuku, Shinjuku-ku, Tokyo. Nichiei Ryu is representative director of EZER and owns all of the issued share capital of EZER.

None of the Reporting Persons nor, to the best knowledge and belief of the Reporting Persons, any executive officer or director of Techno Groove, Asian Groove or EZER, has during the last five years been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On August 30, 2005, EZER entered into a stock purchase agreement (the "Purchase Agreement") with Jung Ryool Kim, who is one of the Company's directors and the Company's largest shareholder, Ji Young Kim, Young Joon Kim and Ji Yoon Kim (collectively, the "Sellers") to purchase an aggregate of 3,640,619 outstanding shares of Common Stock owned by the Sellers for an aggregate cash payment of 40 billion Japanese yen (the "Purchase"). The Purchase is being financed as follows. Son Assets Management Inc. ("SAM"), a company controlled by Masayoshi Son, has entered into a share lending agreement and related agreements (collectively, the "SAM Share Lending Agreements") with Deutsche Securities Limited. Under these agreements, Deutsche Securities Limited has borrowed from SAM certain shares of the common stock of SOFTBANK Corp. which SAM has borrowed from Masayoshi Son and has pledged to SAM as collateral for such shares cash in the amount of 42 billion yen. SAM has, in turn, entered into a loan agreement (the "Techno Groove Loan Agreement") whereby it has provided an unsecured loan (the "Techno Groove Loan") in the amount of 40 billion yen to Techno Groove. Techno Groove has, in turn, as its investment in the TK, contributed 40 billion yen to EZER pursuant to the TK Agreement. Asian Groove, which owns 100% of Techno Groove, has entered into an agreement (the "Custody Agreement") with Techno Groove, pursuant to which the shares of GungHo owned by Asian Groove have been placed in custody with Techno Groove. Under the terms of the Techno Groove Loan Agreement, Techno Groove has placed such shares of GungHo in custody with SAM.

The Purchase Agreement is filed as Exhibit B to this Schedule 13D. The SAM Share Lending Agreements are filed as Exhibit D to this Schedule 13D. The Techno Groove Loan Agreement is filed as Exhibit E to this Schedule 13D. The Custody Agreement is filed as Exhibit F to this Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION

The primary purpose of the acquisition of the shares of Common Stock of the Company under the Purchase Agreement is to secure for the benefit of GungHo a continuing license for "Ragnarok", an online game designed and owned by the Company. Asian Groove, which is controlled by Taizo Son, owns directly and indirectly 39.6% of the common stock of GungHo. Asian Groove's investment in GungHo represents a substantial majority of its business and most of the value of its assets. Taizo Son is chairman and representative director of GungHo and directly owns as of the date hereof 160 shares of common stock of GungHo, representing 0.2% of its common stock. Asian Groove owns 100% of the shares of Techno Groove.

Since 2002, GungHo has been the exclusive licensee of the Company's "Ragnarok" online game in Japan. During the course of seeking to extend this license and to procure a license for future versions of this game, Jung Ryool Kim advised Taizo Son that Jung Ryool Kim would be willing to transfer a controlling interest in the Company to Asian Groove or its affiliates, in order to secure for the benefit of GungHo ongoing rights to "Ragnarok". Taizo Son and Asian Groove thereafter commenced negotiations with Mr. Kim which resulted in the execution of the Purchase Agreement.

Pursuant to the Purchase Agreement, the Sellers have sold all of the shares of Common Stock owned by them, which constitute 52.4% of the outstanding Common Stock. These include 3,396,671 shares owned by the Sellers prior to August 29, 2005 and an additional 243,948 shares that Ji Young Kim, Young Joon Kim and Ji Yoon Kim purchased from another shareholder, Rhoceo Co., on such date.

At the Company's previously-announced extraordinary shareholders' meeting to be held on September 21, 2005, EZER intends to nominate and cause to be elected a majority of the members of the board of directors of the Company. Jung Ryool Kim has agreed under the Purchase Agreement to resign as a director of the Company and to cause six other directors of the Company to resign immediately prior to this extraordinary shareholders' meeting. It is the intention of EZER to nominate and cause to be elected to the Company's board of directors persons designated by EZER to replace all such resigning directors. Because EZER was not the holder of record of the shares of Common Stock sold pursuant to the Purchase Agreement on the record date for determination of voting eligibility for this upcoming extraordinary shareholders' meeting, under the Purchase Agreement the Sellers have agreed to provide or cause to be provided to EZER proxies to vote all of the shares of Common Stock purchased by EZER under the Purchase Agreement. With such proxies, EZER will be able to vote more than 50% of the outstanding shares of Common Stock, and thus will be able to elect seven of nine of the Company's directors at this extraordinary shareholders' meeting.

Following the Purchase, if the Reporting Persons deem market and other conditions as favorable, or if they otherwise decide, the Reporting Persons may increase their ownership stake in the Company through open market purchases, negotiated purchases, tender offers or other transactions. However, if the Reporting Persons do not deem market and other conditions as favorable or if they otherwise decide, they may not do so. If their ownership stake increases significantly, it is the intention of the Reporting Persons to cause the American Depositary Shares ("ADSs") representing shares of the Common Stock to be removed from trading on the NASDAQ Stock Market, Inc. ("NASDAQ") and for the Common Stock to be de-registered under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), as soon as is permitted thereunder. In general, the Company may voluntarily remove the ADSs from trading on NASDAQ at any time and de-registration under the Exchange Act will be possible after the number of U.S. shareholders declines to below 300. Thereafter the Company will no longer be subject to ongoing NASDAQ compliance or periodic financial and other reporting under the Exchange Act. In furtherance of this intention, to the extent the Reporting Persons deem market and other conditions as favorable, or if they otherwise decide, the Reporting Persons may, within a few months after completion of the Purchase, conduct a cash tender offer for any and all remaining outstanding shares of Common Stock. Any such tender offer will be conducted in accordance with applicable rules and regulations of the U.S. Securities and Exchange Commission (the "SEC"), including the "going private" provisions under Section 13(e) and Rule 13e-3 under the Exchange Act. As indicated below, the Reporting Persons do not intend to offer a price in excess of US$28.40 per share or US$7.10 per ADS, as the case may be, in any such tender offer even if the reported market price of the ADSs is higher. Immediately after any such tender offer, EZER intends to cause the ADSs to be removed from trading on NASDAQ and, if permitted under the Exchange Act, for the Common Stock to be de-registered under the Exchange Act.

THE REPORTING PERSONS DO NOT INTEND TO PURCHASE SHARES OR ADSs OTHER THAN THE SHARES ACQUIRED FROM THE SELLERS UNDER THE PURCHASE AGREEMENT AT ANY PRICE IN EXCESS OF US$28.40 PER SHARE OR US$7.10 PER ADS (EACH ADS REPRESENTING ONE-FOURTH OF ONE SHARE OF COMMON STOCK), AS THE CASE MAY BE, US$7.10 BEING THE CLOSING PRICE FOR THE ADSs AS REPORTED BY NASDAQ ON THE DAY PRIOR TO THE DATE OF THIS SCHEDULE 13D. THE PER-SHARE PRICE (AND PER-ADS EQUIVALENT) FOR ANY SUCH PURCHASE WILL BE SIGNIFICANTLY LESS THAN THE PER-SHARE PRICE (AND PER-ADS EQUIVALENT) PAID TO THE SELLERS UNDER THE PURCHASE AGREEMENT, WHICH CONSTITUTED A PURCHASE OF A CONTROLLING STAKE IN THE COMPANY.

If the Reporting Persons deem market and other conditions as favorable, or if they otherwise decide, the Reporting Persons may, whether or not any of the other transactions described herein are pursued or consummated, take such steps and actions that will result in the Company or its business becoming wholly-owned by EZER or a company controlled by EZER. For example, if the Reporting Persons are unable to acquire all of the Company's outstanding Common Stock through open market purchases, negotiated purchases, tender offers or other share acquisition transactions as described above, then EZER or a company controlled by EZER may seek to acquire all of the Company's assets and business. Depending on the structure of such a transaction, approval by the Company's then-remaining shareholders may be required to authorize such transaction. Moreover, depending on such structure, EZER may or may not be required to recuse itself from voting to authorize a sale of the Company's assets and business to itself. If it is able to vote in this regard, and if it then holds sufficient shares of Common Stock to control the outcome thereof, then any such required approval will be assured. Following any such acquisition, EZER may cause the Company to liquidate, which will have the effect of eliminating the interests of all remaining shareholders of the Company. If EZER is unable to vote in connection with any shareholder approval required for a sale of the Company's assets and business to EZER or a company controlled by EZER and the subsequent liquidation of the Company, and if the Company's other remaining shareholders do not approve each such transaction, then the Company would continue its operations as a company controlled by EZER. In such case, the Reporting Persons may or may not consider other alternatives that would result in the Company or its business becoming wholly-owned by EZER or a company controlled by EZER.

Any sale by the Company of its assets and business may give rise to significant tax liabilities for the Company, and such taxes would need to be paid prior to liquidation of the Company. The amount of such taxes would reduce amounts that would otherwise be distributable to remaining shareholders of the Company at the time of the Company's liquidation. The price at which the Company's business may be acquired by EZER or a company controlled by EZER has not been determined. However, the amount received by the Company therefor, after payment by the Company of taxes and other liabilities, is not expected to result in a per-share distribution to remaining shareholders upon a liquidation of the Company thereafter that is higher, and may result in a per-share distribution that is significantly lower, than any price or prices at which EZER theretofore would have paid for shares in any tender offer or other purchases as described above.

If the Reporting Persons deem market and other conditions as favorable, or if they otherwise decide, then at some time after the Company's assets and business becoming wholly-owned by EZER or a company controlled by EZER, EZER may seek to transfer such assets and business to GungHo, through a merger, asset sale or otherwise. Thereafter EZER may distribute to Techno Groove, as the TK investor, the consideration received from GungHo, or the proceeds from a sale thereof. Techno Groove in turn may repay the Techno Groove Loan to SAM, thereby returning to SAM the amount of the cash collateral under the SAM Share Lending Agreements.

If the Reporting Persons deem market and other conditions not to be favorable, or if they otherwise decide, the Reporting Persons may choose not to make further purchases of shares of Common Stock or ADSs or to pursue any of the transactions described above. For example, if the price of the ADSs as reported by NASDAQ were to increase significantly following the Purchase, the Reporting Persons may decide not to conduct a tender offer for, or otherwise purchase, further shares or ADSs.

THE REPORTING PARTIES MAY, IN ANY EVENT, DECIDE NOT TO PURSUE, FOR ANY OR NO REASON, ANY OF THE TRANSACTIONS DESCRIBED ABOVE, REGARDLESS OF WHETHER ANY OF THE OTHER TRANSACTIONS DESCRIBED ABOVE HAVE BEEN CONSUMMATED.

If the Reporting Persons do not, for any reason, consummate some or all of the transactions described above, then the remaining shareholders of the Company will be minority shareholders of a company that may be not be listed on any exchange, and there may be no liquid trading market for the Common Stock or the ADSs. Moreover, if the Company is de-registered under the Exchange Act, then financial and other information regarding the Company of the type required for reporting companies under the Exchange Act may not be prepared or available to shareholders of the Company. The Company's shares are not listed in Korea.

In the event the Reporting Persons decide not to pursue the transactions described above, funds necessary in order to repay the Techno Groove Loan may be generated by sales of common stock of GungHo currently owned by Asian Groove. Asian Groove may thereafter cause Techno Groove to exercise its rights under the TK Agreement to cause the shares of Common Stock owned by EZER to be delivered to Techno Groove as the TK investor, thereby placing such shares under Techno Groove's direct control and Asian Groove's indirect control through its control of Techno Groove. Notwithstanding the foregoing, the relevant Reporting Persons may choose to repay all or portions of the loans discussed herein through other means.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Pursuant to the Purchase Agreement described in Item 3 above, EZER has purchased 3,640,619 shares of Common Stock on August 30, 2005. According to information provided by the Company, 6,948,900 shares of Common Stock are currently outstanding. Consequently, EZER directly owns 52.4% of the Common Stock. Nichiei Ryu beneficially owns such 3,640,619 shares of Common Stock because he owns all of the issued share capital of EZER. Techno Groove beneficially owns such 3,640,619 shares of the Common Stock, because of its interest therein as the investor under the TK Agreement. Asian Groove beneficially owns such 3,640,619 shares of the Common Stock, because Techno Groove is a wholly-owned subsidiary of Asian Groove. Taizo Son beneficially owns such 3,640,619 shares, since he is a controlling person of Asian Groove and owns 81.7% of its issued share capital.

Masayoshi Son does not own, directly or indirectly, any shares of Common Stock as a consequence of the Purchase. However, Masayoshi Son may be deemed to be acting in concert with the other Reporting Persons and thus may be deemed to have a beneficial interest in the Common Stock acquired by EZER. Pursuant to Rule 13d-4 under the U.S. Securities Exchange Act of 1934 (the "Exchange Act"), Masayoshi Son hereby declares that the filing of this statement on Schedule 13D shall not be construed as an admission that he is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this statement on Schedule 13D and disclaims beneficial ownership of such securities for such purposes.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information required by this item is contained in Items 3 and 4 of this statement on Schedule 13D.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit A

Agreement of Joint Filing, dated as of August 30, 2005, by and among the Reporting Persons.

Exhibit B

Stock Purchase Agreement dated August 30, 2005, by and among Jung Ryool Kim, Ji Young Kim, Young Joon Kim, Ji Yoon Kim and EZER Inc.

Exhibit C

Tokumei Kumiai Agreement, dated August 29, 2005, between EZER, Inc. and Techno Groove Co., Ltd.


Exhibit D

Basic Agreement Concerning Stock Lending Transactions, dated August 25, 2005, between Son Asset Management Inc. and Deutsche Securities Limited, and related agreements.

Exhibit E

Loan Agreement, dated August 26, 2005, between Son Assets Management Inc. and Techno Groove Co., Ltd.

Exhibit F

Custody Agreement, dated August 26, 2005, between Techno Groove Co., Ltd. and Asian Groove, Inc.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 9, 2005


                                                Techno Groove Co., Ltd.


                                                By:    /s/ Masami Shimada
                                                       _________________________
                                                Name:  Masami Shimada
                                                Title: President


                                                Asian Groove, Inc.


                                                By:    /s/ Taizo Son
                                                       _________________________
                                                Name:  Taizo Son
                                                Title: President and
                                                       Representative Director


                                                /s/ Taizo Son
                                                ________________________________
                                                Taizo Son

                                                EZER Inc.


                                                By:    /s/ Nichiei Ryu
                                                       _________________________
                                                Name:  Nichiei Ryu
                                                Title: Representative Director


                                                /s/ Nichiei Ryu
                                                ________________________________
                                                Nichiei Ryu




                                                /s/ Masayoshi Son
                                                ________________________________
                                                Masayoshi Son